March 30, 2012

Nathan Briggs, Esq.
Ropes & Gray LLP
One Metro Center
700 12th Street NW, Suite 900
Washington, DC 20005-3948

Re: PIMCO Dynamic Income Fund
        File Nos. 333-179887 and 811-22673

Dear Mr. Briggs:

      We have reviewed the registration statement on Form N-2 for PIMCO Dynamic Income Fund filed with the Commission on March 2, 2012, in connection with the registration of its common stock. Based on our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement.

Prospectus

Prospectus Summary *Portfolio*
Contents, page 10

1. Disclosure in the fourth paragraph states a fundamental policy of the Fund to normally invest at least 25% of the Fund's total assets in privately issued mortgage-related and asset-backed securities. Please note the staff's position that, for purposes of the Fund's fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries. Note further the staff's position that other types of privately issued asset-backed securities also represent an investment in a specific industry determined by reference to the type of asset backing the asset-backed security (e.g., auto loans, credit card receivables). Please revise the disclosure to clarify if the Fund will invest at least 25% of its total assets in privately issued mortgage-related securities. Also, if the Fund will invest at least 25% of its total assets in asset-backed securities tied to a specific industry (e.g., auto loans), please specify the industry in the investment policy. Please make similar revisions where appropriate throughout the registration statement.

2. Disclosure in the fifth paragraph states the Fund's intention to engage in short sales. Please confirm that the **Summary of Fund Expenses** table on page 29 of the prospectus will include, as an expense, an estimate of dividends paid on the Fund's short sales transactions. **See** AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93 j (May 2010).

3. Disclosure in the fifth paragraph discloses that the Fund may utilize various derivative strategies. Please review the adequacy of the disclosure in this section and other sections throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. **See** http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Confidential Information Access Risk, page 25

4. The discussion of PIMCO's treatment of "Confidential Information" in this section is unclear.   Please revise the discussion in this section in plain English and provide clear examples of its implementation.   Also, explain to us why the policy is consistent with PIMCO's fiduciary duty to the Fund.   **See** Section 36(a) of the Investment Company Act of 1940.   Finally, inform us of the Board of Trustees' approval of the policy.

Summary of Fund Expenses, pages 29-30

5. Please revise the caption "Interest Expense on Reverse Repurchase Agreements" to "Interest Payments on Borrowed Funds".   **See** Item 3.1 of Form N-2.

6. Footnote (5) to the table indicates that the relevant line item assumes the Fund's use of leverage in the form of reverse repurchase agreements. Please confirm that the table includes an estimate of the expenses of any type of leverage the Fund expects to use during its first year of operations, including the issuance of debt and/or preferred shares.

Investment Objectives, page 31

7. Please inform us whether the Fund's investment objectives may be changed without a vote of the holders of a majority of the Fund's voting securities. If the investment objectives may be changed without the approval of the Fund's shareholders, please provide a brief statement here. **See** Item 8.2.a of Form N-2. In addition, disclose here any advance notice that will be provided to shareholders prior to a change of the Fund's investment objectives.

Statement of Additional Information

Investment Restrictions, pages 66-67

8. Please revise investment restriction (1) to clarify the extent to which the Fund intends to invest at least 25% of its total assets in privately issued mortgage-related securities, and at least 25% of its total assets in other types of asset-backed securities. **See** Comment 1 above.

General Comments

9. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

12. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

13. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

■ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel